UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 23, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 1.	Fundamental Changes

On January 25, 2017 (the “Closing Date”), Keystone Solutions, Inc., a Delaware corporation (“KeyStone” or the “Company”) executed the definitive transaction documents described in more detail below and simultaneously closed on its previously announced acquisition of Firestorm Solutions LLC and Firestorm Franchising LLC (collectively, the “Firestorm Entities” or “Firestorm”), as previously contemplated by the non-binding letter of intent (the “LOI”) regarding the acquisition (the “Acquisition”) filed as Exhibit 15.1 to the Company’s Current Report on Form 1-U as filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2016.

Membership Interest Purchase Agreement

Pursuant to the terms of the Membership Interest Purchase Agreement (the “MIPA”) which is filed herewith as Exhibit 6.1, by and among KeyStone, each of the Firestorm Entities, each of the Members of the Firestorm Entities, and a newly created acquisition subsidiary of the Company, Firestorm Holdings, LLC, a Delaware limited liability company (“Firestorm Holdings”), KeyStone has acquired all of the membership interests in each of the Firestorm Entities for the following consideration:

•	$500,000 in cash in the aggregate paid by KeyStone as of the Closing Date to the three principals (Harry W. Rhulen, Suzanne Loughlin, and James W. Satterfield, collectively the “Firestorm Principals”) of the Firestorm. Of that aggregate amount $250,000 was paid to Mr. Satterfield, and $125,000 was paid to each of Mr. Rhulen and Ms. Loughlin;

•	$1,000,000 in the aggregate in the form of four unsecured, subordinated promissory notes issued by KeyStone payable over five years after the Closing Date, to all the members (consisting of the Firestorm Principals and Lancer Financial Group, Inc. (“Lancer”)) of the Firestorm Entities. The principal amount of the note payable to Lancer is $500,000.00 (the “Lancer Note”). The principal amount of the note payable to Mr. Rhulen is $166,666.66. The principal amount of the notes payable to each of Mr. Satterfield and Ms. Loughlin is $166,666.67. (The notes payable to Mr. Rhulen, Ms. Loughlin and Mr. Satterfield are individually referred to herein as a “Firestorm Principal Note” and collectively, as the “Firestorm Principal Notes”). The Firestorm Principal Notes are payable at an interest rate of 2% and the Lancer Note is payable at an interest rate of 7%. The Lancer Note also has a capped subordination of $7,000,000.00, subject to the consent of Lancer. The form of the Lancer Note is attached hereto as Exhibit 6.2. The form of the Firestorm Principal Note is attached hereto as Exhibit 6.3;

•	Each of the Firestorm Principals were issued 162,698 shares of the common stock, par value $0.0001 per share, of KeyStone (“KeyStone Common Shares”), for an aggregate issuance of 488,094 KeyStone Common Shares;

•	Each of the Firestorm Principals received warrants to purchase 54,233 KeyStone Common Shares, exercisable over a period of five years after the Closing Date, at an exercise price of $5.00 per share. The form of $5.00 Common Stock Purchase Warrant (the “$5.00 Warrant”) is attached hereto as Exhibit 6.4; and

•	Each of the Firestorm Principals received warrants to purchase 54,233 KeyStone Common Shares, exercisable over a period of five years after the Closing Date, at an exercise price of $7.00 per share. The form of $7.00 Common Stock Purchase Warrant (the “$7.00 Warrant”) is attached hereto as Exhibit 6.5.

The foregoing descriptions of the MIPA, the Lancer Note, Firestorm Principal Note, the $5.00 Warrant and the $7.00 Warrant do not purport to be complete and are qualified in their entirety by reference to the MIPA, Lancer Note, Firestorm Principal Note, $5.00 Warrant and $7.00 Warrant filed herewith as Exhibits 6.1, 6.2, 6.3, 6.4 and 6.5, respectively, and incorporated herein by reference.

In connection with the MIPA the Company has also entered into employment agreements with three of the founders of the Firestorm Entities as set forth below.

Harry W. Rhulen Employment Agreement

The Rhulen Employment Agreement provides that upon the Closing Date his employment agreement will become effective for an initial five year term as President of KeyStone Solutions, Inc. His base salary will be $275,000 per annum, and he will be eligible for a bonus as determined by the Company’s compensation committee. Mr. Rhulen will also be eligible to receive all such other benefits as are provided by the Company to other management employees that are consistent with the Company’s fringe benefits available to any other officer or executive of the Company. Mr. Rhulen has been granted options to purchase 80,000 KeyStone Common Shares, which shall begin vesting on the one year anniversary of the Closing Date and continue vesting monthly over the following two years, at a strike price of $3.00 per share, in connection with the Acquisition.

Suzanne Loughlin Employment Agreement

The Loughlin Employment Agreement provides that upon the Closing Date her employment agreement will become effective for an initial five year term as General Counsel and Chief Administrative Officer of KeyStone Solutions, Inc. Her base salary will be $225,000 per annum, and she will be eligible for a bonus as determined by the Company’s compensation committee. Ms. Loughlin will also be eligible to receive all such other benefits as are provided by the Company to other management employees that are consistent with the Company’s fringe benefits available to any other officer or executive of the Company. Ms. Loughlin has been granted options to purchase 80,000 KeyStone Common Shares, which shall begin vesting on the one year anniversary of the Closing Date and continue vesting monthly over the following two years, at a strike price of $3.00 per share, in connection with the Acquisition.

James W. Satterfield Employment Agreement

The Satterfield Employment Agreement provides that upon the Closing Date his employment agreement will become effective for an initial five year term as President and Chief Executive Officer of each of the Firestorm Entities. His base salary will be $225,000 per annum, and he will be eligible for a bonus as determined by the Company’s compensation committee. Mr. Satterfield will also be eligible to receive all such other benefits as are provided by the Company to other management employees that are consistent with the Company’s fringe benefits available to any other officer or executive of the Company or its subsidiaries. Mr. Satterfield has been granted options to purchase 50,000 KeyStone Common Shares, which shall begin vesting on the one year anniversary of the Closing Date and continue vesting monthly over the following two years, at a strike price of $3.00 per share, in connection with the Acquisition.

The foregoing descriptions of the Rhulen Employment Agreement, Loughlin Employment Agreement, and Satterfield Employment Agreement do not purport to be complete and are qualified in their entirety by reference to the Rhulen Employment Agreement and Loughlin Employment Agreement filed herewith as Exhibits 6.6, 6.7, and 6.8, respectively, and incorporated herein by reference.

Item 9.	Other Events

Second Offering Closing

On January 23, 2017, KeyStone had its second closing of the offering (the “Offering”) pursuant to its Offering Statement on Form 1-A and the Offering Circular thereunder (SEC File No. 024-10551) (the “Offering Statement”), as originally filed with the SEC on May 12, 2016 and declared qualified by the SEC on November 8, 2016 (the “Qualification Date”). The second closing of the Offering was for the sale of 119,757 Units (“Units”) with each Unit consisting of one share of the Company’s Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) and a warrant to purchase 0.25 KeyStone Common Shares, at any time on or before seven years from the Qualification Date, at an exercise price of $2.00 per KeyStone Common Share. KeyStone received aggregate gross proceeds of $1,197,570 in the second closing. As previously disclosed by the Company in its Current Report on Form 1-U as filed with the SEC on December 28, 2016, the initial closing of the Offering was for the sale of 301,570 Units for aggregate gross proceeds of $3,015,700, making the aggregate total sold to date in the Offering 421,327 Units for total gross proceeds of $4,213,270. As set forth in the Offering Statement, the Offering remains open following the second closing, with the possibility of additional closings in the future, although there can be no assurance additional closings will occur within a certain timeframe or at all.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 1-U contains forward-looking statements regarding KeyStone, including, but not limited to, statements related to the Offering and the Acquisition of Firestorm Entities. These forward-looking statements are based on KeyStone’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, those other risks detailed under the caption “Risk Factors” and elsewhere in KeyStone’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in KeyStone’s Regulation A Offering Statement on Form 1-A, and the offering circular constituting a part thereunder, which are filed with the SEC. KeyStone cautions investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 1-U. KeyStone undertakes no duty or obligation to update any forward-looking statements contained in this Form 1-U as a result of new information, future events or changes in its expectations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC. (Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	January 26, 2017

EXHIBIT INDEX

Exhibit No.	Description

6.1	Membership Interest Purchase Agreement by and among Firestorm Holdings, LLC, KeyStone Solutions, Inc., Firestorm Solutions, LLC, and Firestorm Franchising, LLC, the Members of Firestorm Solutions LLC and the Members of Firestorm Franchising LLC, dated January 25, 2017.

6.2	Form of Lancer Unsecured Subordinated Promissory Note

6.3	Form of Firestorm Principal Unsecured Subordinated Promissory Note

6.4	Form of $5.00 Common Stock Purchase Warrant for Firestorm

6.5	Form of $7.00 Common Stock Purchase Warrant for Firestorm

6.6	Employment Agreement dated January 25, 2017 between the Company and Harry W. Rhulen

6.7	Employment Agreement dated January 25, 2017 between the Company and Suzanne Loughlin

6.8	Employment Agreement dated January 25, 2017 between the Firestorm Entities and James W. Satterfield